ELECTRAMECCANICA VEHICLES CORP.
(the “Company”)

FORM 51-102F6

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officer

In this section “Named Executive Officer” (”NEO”) means the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Michael Paul Rivera, CEO; Bal Bhullar, CFO; Isaac Moss, Chief Administrative Officer (“CAO”); Jerry Kroll, former President and CEO; Henry Reisner, President and Chief Operating Officer (“COO”); and Iain Ball, former Vice-President, Finance are each an NEO of the Company for purposes of the following disclosure.

Compensation Discussion and Analysis

This section sets out the objectives of our Company’s executive compensation arrangements, our Company’s executive compensation philosophy and the application of this philosophy to our Company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board made in fiscal 2019 with respect to its Named Executive Officers (as herein defined). When determining the compensation arrangements for the Named Executive Officers, our Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

Our Boards established a Compensation Committee in March 2018. Prior to that, our Board acted as the Compensation Committee.

The Compensation Committee will consider a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all our executive officers. The Compensation Committee does not intend to position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee will look at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement and pay equity considerations.

Elements of Compensation

The compensation paid to Named Executive Officers in any year consists of two primary components:

(a) base salary; and

(b) long-term incentives in the form of stock options granted under our Stock Option Plan (as herein defined).

The key features of these two primary components of compensation are discussed below:

(a)Base Salary

Base salary recognizes the value of an individual to our Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the Named Executive Officers are intended to be reviewed annually. Any change in base salary of a Named Executive Officer is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company (in particular, companies in the EV industry) and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

(b)Stock Option Awards

The Company provides long-term incentives to Named Executive Officers in the form of stock options as part of its overall executive compensation strategy. Our Compensation Committee believes that stock option grants serve the Company’s executive compensation philosophy in several ways: firstly, it helps attract, retain, and motivate talent; secondly, it aligns the interests of the Named Executive Officers with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for Named Executive Officers.

Risks Associated with Compensation Policies and Practices

The oversight and administration of the Company’s executive compensation program requires the Compensation Committee to consider risks associated with the Company’s compensation policies and practices. Potential risks associated with compensation policies and compensation awards are considered at annual reviews and throughout the year whenever it is deemed necessary by the Compensation Committee.

The Company’s executive compensation policies and practices are intended to align management incentives with the long-term interests of the Corporation and its shareholders. In each case, the Corporation seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements and (iii) spreading compensation across short and long-term programs.

Compensation Committee

Our Compensation Committee consists of Luisa Ingargiola, Steven Sanders, Peter Savagian and Joanne Yan and is chaired by Luisa Ingargiola. Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. Our Compensation Committee will assist the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon.

The Compensation Committee’s responsibility is to formulate and make recommendations to our directors in respect of compensation issues relating to our directors and executive officers. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(a) to review the compensation philosophy and remuneration policy for our executive officers and to recommend to our directors changes to improve our ability to recruit, retain and motivate executive officers;

(b) to review and recommend to the Board of Directors the retainer and fees, if any, to be paid to our directors;

(c) to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO”), evaluate the CEO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to our directors with respect to) the CEO’s compensation level based on such evaluation;

(d) to recommend to our directors with respect to non-CEO officer and director compensation including reviewing management’s recommendations for proposed stock options and other incentive-compensation plans and equity-based plans, if any, for non-CEO officer and director compensation and make recommendations in respect thereof to our directors;

(e) to administer the Stock Option Plan approved by our directors in accordance with its terms including the recommendation to our directors of the grant of stock options in accordance with the terms thereof; and

(f) to determine and recommend for the approval of our directors’ bonuses to be paid to our executive officers and employees and to establish targets or criteria for the payment of such bonuses, if appropriate. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Compensation Committee are to take place at least once per year and at such other times as the Chair of the Compensation Committee may determine.

Actions, Policies and Decisions made following December 31, 2019:

Effective on January 1, 2020, the Company revised or entered into new compensation arrangements with each of Michael Paul Rivera, Henry Reisner and Bal Bhullar.

On April 16, 2020, the Board of Directors of the Company by way of written consent resolutions approved and adopted certain new corporate governance materials, which includes, among other policies and guidelines, a new Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, Code of Business Conduct and Ethics and Board Mandate.

On April 20, 2020, Mr. Jack Austin resigned as a director of the Company due to his retirement from his various business and academic activities.

Option-Based Awards

2015 Stock Option Plan

On June 11, 2015, our Board of Directors adopted the 2015 Stock Option Plan (the “Stock Option Plan”) under which an aggregate of 30,000,000 common shares may be issued, subject to adjustment as described in the Stock Option Plan. As at December 31, 2019, there were 12,908,315 outstanding options under the Stock Option Plan leaving an additional 17,091,685 options to acquire common shares that may be granted under the Stock Option Plan.

The purpose of the Stock Option Plan is to retain the services of valued key employees, directors and consultants of the Company and such other persons as the plan administrator, which is currently the Board of Directors, shall select in accordance with the eligibility requirements of the Stock Option Plan, and to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the plan administrator. The Stock Option Plan shall be administered initially by the Board of Directors of the Company, except that the Board of Directors may, in its discretion, establish a committee composed of two or more members of the Board of Directors to administer the Stock Option Plan, which committee may be an executive, compensation or other committee, including a separate committee especially created for this purpose.

Material Terms

Unless accelerated in accordance with the Stock Option Plan, unvested options shall terminate immediately upon the optionee resigning from or the Company terminating the optionee’s employment or contractual relationship with the Company or any related company for any reason whatsoever, including death or disability. Options that have vested shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events: (i) the expiration of the option as designated by the plan administrator; (ii) the date of an optionee’s termination of employment or contractual relationship with the Company or any related company for cause (as determined in the sole discretion of the plan administrator); (iii) the expiration of three months from the date of an optionee’s termination of employment or contractual relationship with the Company or any related company for any reason whatsoever other than cause, death or disability;

or (iv) the expiration of three months from termination of an optionee’s employment or contractual relationship by reason of death or disability. Upon the death of an optionee, any vested options held by the optionee shall be exercisable only by the person or persons to whom such optionee’s rights under such option shall pass by the optionee’s will or by the laws of descent and distribution of the optionee’s domicile at the time of death and only until such options terminate as provided above. For purposes of the Stock Option Plan, unless otherwise defined in the stock option agreement between the Company and the optionee, “disability” shall mean medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than six months or that can be expected to result in death. The plan administrator shall determine whether an optionee has incurred a disability on the basis of medical evidence acceptable to the plan administrator. Upon making a determination of disability, the plan administrator shall, for purposes of the Stock Option Plan, determine the date of an optionee’s termination of employment or contractual relationship.

The foregoing summary of the Stock Option Plan is not complete and is qualified in its entirety by reference to the Stock Option Plan, which is filed as Exhibit 99.1 to our registration statement on Form F-1 under the U.S. Securities Act, as filed with the SEC on October 11, 2016 and is incorporated by reference herein.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company since September 1, 2017 to May 13, 2020 with a cumulative total shareholder return to the Nasdaq Capital Market Composite Index over the same period.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company during the fiscal periods indicated in respect of the executive officers set out below (the “Named Executive Officers”) and includes amounts paid to affiliates of the Named Executive Officers for services provided by the Named Executive Officers:

Named Executive Officer and Principal Position	Year	Salary ($)	Share based awards ($)	Option based awards ($)(1)	Annual Incentive Plan ($)	Long-term Incentive Plan ($)	Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
Michael Paul Rivera(2) CEO	2019 2018 2017	156,018 n/a n/a	Nil n/a n/a	3,740,145 n/a n/a	51,353 n/a n/a	Nil n/a n/a	Nil n/a n/a	Nil n/a n/a	3,947,516 n/a n/a
Jerry Kroll(3) former President and CEO	2019 2018 2017	300,000 140,000 60,000	Nil Nil Nil	Nil 123,726 358,045	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	300,000 263,726 418,694
Bal Bhullar(4) CFO and Secretary	2019 2018 2017	196,667 20,000 n/a	Nil Nil n/a	2,289,225 Nil n/a	36,000 Nil n/a	Nil Nil n/a	Nil Nil n/a	3,600 450 n/a	2,252,492 20,450 n/a
Isaac Moss(5) Chief Administrative Officer	2019 2018 2017	233,336 94,664 n/a	Nil Nil n/a	1,391,404 Nil n/a	25,000 Nil n/	Nil Nil n/a	Nil Nil n/a	Nil Nil n/a	1,649,740 94,664 n/a
Henry Reisner(6) President and COO	2019 2018 2017	180,000 126,700 60,000	Nil Nil Nil	Nil 39,430 69,757	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	180,000 166,130 130,450
Iain Ball(7) former Vice-President, Finance	2019 2018 2017	90,000 70,000 60,000	Nil Nil Nil	380,519 29,936 37,883	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	470,519 99,936 97,883
Ed Theobald(8) former General Manager Sales and Dealerships	2019 2018 2017	32,000 96,000 60,000	Nil Nil Nil	Nil 29,936 37,235	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	32,000 125,936 97,235

Lorenzo Caprilli(9) former Executive Vice-President Sales and Marketing	2019 2018 2017	87,567 n/a n/a	Nil n/a n/a	Nil n/a n/a	Nil n/a n/a	Nil n/a n/a	Nil n/a n/a	Nil n/a n/a	87,567 n/a n/a

Notes:

(1)Option-based awards represent the fair value of stock options granted in the year under our Stock Option Plan. The fair value of stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. For discussion of the assumptions made in the valuation, refer to Note 11 to our financial statements for the fiscal year ended December 31, 2019.

(2)Mr. Rivera was appointed CEO and a director of our Company on August 12, 2019.

(3)Mr. Kroll was appointed the President and CEO of our Company on February 16, 2015 and served as the Secretary of our Company from June 11, 2015 to August 8, 2016. On May 15, 2018, Mr. Kroll resigned from his position as President of our Company and on August 12, 2019 he resigned as CEO.

(4)Ms. Bhullar was appointed CFO and Secretary of our Company on November 19, 2018 and as a director on December 6, 2019.

(5)Mr. Moss was appointed Chief Administrative Officer of our Company on May 15, 2018.

(6)Mr. Reisner was appointed Chief Operating Officer of our Company on February 16, 2015 and on May 15, 2018 he was appointed as President of our Company.

(7)Mr. Ball was appointed Vice-President, Finance of our Company on June 27, 2016 and resigned effective on June 30, 2019.

(8)Mr. Theobald was appointed General Manager of our Company on February 16, 2015 and resigned effect on June 30, 2019.

(9)Lorenzo Caprilli was appointed Executive Vice-President Sales and Marketing of our Company on May 1, 2019 and resigned effect on November 30, 2019.

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out all option-based awards of each NEO, outstanding pursuant to the Stock Option Plan as at December 31, 2019:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the-money options(1) (CAD$)
Michael Paul Rivera CEO and a director	700,000 2,300,000	2.62 USD 1.91 USD	06/25/2022 12/06/2026	Nil 717,048
Jerry Kroll(2) Director, former President and CEO	2,045,455 227,273 5,000 5,000 1,250,000	0.30 CAD 0.80 CAD 2.00 CAD 9.60 USD 2.45 USD	06/11/2022 12/09/2022 02/17/2024 01/05/2025 08/04/2026	5,099,013 452,921 3,964 Nil Nil
Bal Bhullar CFO, Secretary and a director	400,000 1,100,000	3.40 USD 1.91 USD	03/19/2026 12/06/2026	Nil 342,936
Henry Reisner President, COO and a director	56,818 56,818 5,000 5,000	0.30 CAD 0.80 CAD 2.00 CAD 9.60 USD	08/13/2022 12/09/2022 02/17/2024 01/05/2025	141,639 113,230 3,964 Nil
Isaac Moss Chief Administrative Officer	25,000 750,000	3.40 USD 1.91 USD	03/19/2026 12/06/2026	Nil 233,820

Iain Ball(3) former Vice-President, Finance	34,091 3,642 2,498 183,182	0.80 CAD 2.00 CAD 9.60 USD 3.40 USD	12/09/2022 02/17/2024 01/05/2025 03/19/2026	67,938 2,888 Nil Nil
Ed Theobald(4) former General Manager	22,727 34,091 5,000 5,000 56,818	0.30 CAD 0.80 CAD 2.00 CAD 9.60 USD 2.53 USD	08/13/2022 12/09/2022 02/17/2024 01/05/2025 08/09/2026	56,655 67,938 3,964 Nil Nil
Lorenzo Caprilli(5) Former Executive Vice-President Sales and Marketing	25,000 50,000 3,434 2,394	0.30 CAD 0.80 CAD 2.00 CAD 9.60 USD	08/13/2022 12/09/2022 02/17/2024 01/05/2025	62,321 99,643 2,723 Nil

Notes:

(1)      The value is the difference between the NASDAQ closing price of US$2.15 per common share at December 31, 2019 and the exercise price of options.

(2)      Mr. Kroll was appointed the President and CEO of our Company on February 16, 2015 and served as the Secretary of our Company from June 11, 2015 to August 8, 2016. On May 15, 2018, Mr. Kroll resigned from his position as President of our Company and on August 12, 2019 he resigned as CEO.

(3)      Mr. Ball was appointed Vice-President, Finance of our Company on June 27, 2016 and resigned effective on June 30, 2019.

(4)      Mr. Theobald was appointed General Manager of our Company on February 16, 2015 and resigned effect on June 30, 2019.

(5)      Lorenzo Caprilli was appointed Executive Vice-President Sales and Marketing of our Company on May 1, 2019 and resigned effect on November 30, 2019.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the financial year ended December 31, 2019, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Paul Rivera	Nil	Nil
Jerry Kroll	800,379	Nil
Bal Bhullar	Nil	Nil
Henry Reisner	66,159	Nil
Isaac Moss	6,652	Nil
Iain Ball	38,345	Nil
Ed Theobald	23,249	Nil
Lorenzo Caprilli	43,982	Nil

Note:

(1)The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of our shares on the Nasdaq on vesting date, and the exercise price of the options, multiplied by the number of options that have vested.

Pension Plan

The Company has no pension plans for its directors, officers or employees.

Termination and Change of Control Benefits

Michael Paul Rivera

On May 17, 2019, the Company entered into an employment agreement with Michael Paul Rivera (the “Rivera Agreement”), which is dated for reference effective August 12, 2019. Effective on January 1, 2020 (the “Effective Date” therein), with an execution date of February 26, 2020, Mr. Rivera and the Company entered into an amending agreement to the Rivera Agreement (the “Amended Rivera Agreement”).

In accordance with the Amended Rivera Agreement, the Rivera Agreement commenced on the Effective Date and continues until the third anniversary of the Effective Date, unless terminated earlier, provided that upon the third anniversary date the Rivera Agreement shall be deemed to be automatically extended upon the same terms and conditions. Either party may provide 60 days prior written notice of its intention not to extend the term. Pursuant to the terms of the Rivera Agreement, Mr. Rivera will be employed as the Chief Executive Officer and report to the Board of Directors of the Company (the “Board of Directors”), and shall have the duties, authority and responsibilities as shall be determined by the Board of Directors from time to time. Mr. Rivera will devote substantially all of his business time and attention to the performance of his duties under the Rivera Agreement and will not engage in any business, profession or occupation for compensation or otherwise which would conflict or interfere with the performance of such services either directly or indirectly without consent of the majority of the Board of Directors. During the term of his employment Mr. Rivera will not engage in any Prohibited Activity (as defined in the Rivera Agreement), provided, however, that Mr. Rivera shall be permitted to purchase and own less than 5% of the publicly traded securities of any corporation if such ownership represents a passive investment and Mr. Rivera is not a controlling person of, or a member of a group that controls, such corporation.

Under the Rivera Agreement the Company will pay Mr. Rivera an annual base salary of USD$300,000 (the “Base Salary”) in periodic installments in accordance with the Company’s customary payroll practices. Mr. Rivera’s Base Salary is subject to increase based on periodic reviews at the discretion of the Board of Directors. Mr. Rivera shall be eligible to receive an annual bonus of not less than USD$150,000 for fiscal 2020, which will paid by at the sole and absolute discretion of the Compensation Committee. Mr. Rivera will be entitled to participate in all benefit plans, practices and programs maintained by the Company, as in effect from time to time, and including, but not limited to, the following: (a) reimbursements for payments to participate in one U.S. health insurance plan and one U.S. dental plan; and (b) no less than 25 paid vacation during each full fiscal year of Mr. Rivera’s employment (pro-rated for any partial year of employment).

The Rivera Agreement may be terminated upon either party’s failure to renew the Rivera Agreement, by the Company for Cause (as defined therein) or by the Employee without Good Reason (as defined therein). Following any such termination, the Company will have no further obligations under the Rivera Agreement other than the Company’s obligations to, within two weeks following a termination date, provide Mr. Rivera with: (a) any accrued but unpaid Base Salary and accrued but unused vacation; (b) reimbursements for unreimbursed business expenses that are reimbursable in accordance with the Company’s expense reimbursement policy; and (c) employee benefits, if any, to which Mr. Rivera may be entitled to under the Company’s employee benefit plans as of the date of termination.

The Company also has the right to terminate the Rivera Agreement without Cause and Mr. Rivera has the right to terminate the Rivera Agreement for Good Reason. In the event of such termination, Mr. Rivera shall be entitled to receive: (a) all Accrued Amounts (as defined therein); (b) severance pay in equal installments, which are in the aggregate equal to the sum of Mr. Rivera’s Base Salary and Target Bonus (as defined therein) for two years from the date of termination of the Rivera Agreement; (c) the Company shall reimburse Mr. Rivera for up to USD$1,800.00 of the monthly U.S. health insurance premium paid by Mr. Rivera; and (d) the Company shall pay Mr. Rivera an amount equal to the greater of (i) the average STIP (as defined therein) paid to Mr. Rivera for the previous two years and (ii) 80% of Mr. Rivera’s target annual STIP for the current fiscal year of the Company if Mr. Rivera has been employed by the Company for less than two years at the date of termination.

The Rivera Agreement will automatically terminate upon the death of Mr. Rivera and the Company may terminate the Rivera Agreement on account of Mr. Rivera’s Disability (as therein defined). In the event of such termination, Mr. Rivera (or his estate or beneficiaries, as the case may be) shall be entitled to receive the Accrued Amounts. Notwithstanding any provision of the Rivera Agreement, all payments made in connection with Mr. Rivera’s Disability will be provided in a manner consistent with state and federal law.

Effective on January 1, 2020, Mr. Rivera and the Company agreed to amend the Rivera Agreement and entered into the Amended Rivera Agreement. Pursuant to the Amended Rivera Agreement, Mr. Rivera will be eligible to participate in any STIP or LTIP (each as defined therein) introduced by the Company from time to time and the terms of such participation shall be determined by the Board of Directors. Mr. Rivera will also be entitled to five weeks’ paid vacation per calendar year (pro-rated for partial years) in accordance with the Company’s vacation policies as in effect from time to time.

The Amended Rivera Agreement also provides that Mr. Rivera may provide notice to the Company of any Change In Control of the Company (as defined therein) by providing not less than 45 calendar days’ notice in writing to the Company after the Change In Control has been effected; provided, however, that the Company will be entitled to carefully review and object to any said Change In Control designation by the Executive within 15 calendar days of said notice; the final determination of which, upon dispute, if any, to be determined by arbitration under California law in Los Angeles, California. Unless otherwise determined by mutual agreement of the parties or by arbitration as provided for therein, within 60 days of the completion of the Change In Control the Company shall be obligated to pay Mr. Rivera a one-time fee in cash in the amount of USD$3,000,000 whether the Rivera Agreement is otherwise terminated or otherwise at the time of the completion of the Change In Control.

Henry Reisner

On January 15, 2019, our Board of Directors approved the entering into of an executive employment agreement with Henry Reisner, which is dated for reference effective on January 1, 2019, and which then superseded our Company’s prior agreement with Mr. Reisner, dated July 1, 2016, which had been amended in August of 2018. On January 1, 2020 (the “Effective Date” therein), the Company entered into a new executive employment agreement with Henry Reisner (the “Reisner Agreement”) which superseded the January 15, 2019 executive employment agreement with Mr. Reisner.

The Reisner Agreement commenced as of its Effective Date and will continue for a period of three years unless terminated in accordance with its terms. The Company may notify Mr. Reisner in writing at least 30 calendar days prior to the end of the term of its intent to renew the Reisner Agreement, any such renewal being on the same terms and conditions as provided in the Reisner Agreement. Pursuant to the terms of the Reisner Agreement, Mr. Reisner will continue to be employed as our Chief Operating Officer and President and will: (a) devote reasonable efforts and attentions to the business and affairs of the Company; (b) perform the Services (as defined in the Reisner Agreement) in a competent and efficient manner and in manner consistent with his obligations to the Company and in compliance with all the Company policies; and (c) promote the interests and goodwill of the Company. Mr. Reisner will not, directly or indirectly, anywhere in Canada or the United States, either individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, company, whether as agent, shareholder, employee, consultant, or in any manner whatsoever, engage in any business the same or similar to or in competition with that of the Company’s Business (as defined therein). However, Mr. Reisner may hold or become beneficially interest in up to 1% of any class of securities in any company provided that such class of securities are listed on a recognized stock exchange in Canada or the United States.

The Company will pay Mr. Reisner a monthly base salary from the Effective Date of CAD$18,333.34 (the “Monthly Salary”). The Monthly Salary is subject to increase based on periodic reviews at the discretion of the Company. The Board of Directors, in its sole discretion, may consider the payment of a reasonable industry standard bonus to Mr. Reisner based upon the performance of the Company and upon the achievement by Mr. Reisner of reasonable management objectives. Mr. Reisner will be eligible to receive a one-time lump sum payment of CAD$25,000.00 by delivering on the Company’s objective of having the Generation 3 SOLO begin production by May 15, 2020. Mr. Reisner will be eligible to participate in benefits, perquisites and allowances, as such plans and policies may be amended from time to time, and including, but not limited to: (a) group insurance coverage for dental, health, and life insurance; and (b) no less than five weeks paid vacation per calendar year (the “Vacation”), such Vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of Mr. Reisner’s duties.

The Company may grant Mr. Reisner stock options under its Stock Option Plan (as defined therein) from time to time in its absolute discretion. Any stock options granted will be in accordance with provisions, and including, but not limited to, the following: (a) the exercise of stock options shall be subject to, at all times, to such vesting and resale provisions as may then be contained in the Company’s Stock Option Plan as may be finally determined by the Board of Directors acting reasonably; (b) Mr. Reisner in no event make any disposition of all or any portion of stock options unless the requirements as provided in the Reisner Agreement have been satisfied; and (c) the Company shall have an independent committee of the Board approve each grant of stock options and, if required, by the applicable regulatory authorities and the shareholders of the Company.

The Company has the right to and may terminate the Reisner Agreement at any time for Just Cause (as defined therein). Following any such termination, the Company shall pay to Mr. Reisner an amount equal to the Monthly Salary and Vacation pay earned and payable to Mr. Reisner up to the date of termination, and Mr. Reisner shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

Bal Bhullar

On January 15, 2019, our Board of Directors approved the entering into of a consulting agreement with BKB Management Ltd., a company under the control and direction of Bal Bhullar, our Chief Executive Officer (the “Consulting Agreement”), which is dated for reference effective on January 1, 2019, and which superseded our Company’s prior offer letter with Ms. Bhullar, dated October 19, 2018. On December 19, 2019, the Company entered into a new executive employment agreement with Ms. Bhullar (the “Bhullar Agreement”) which is effective January 1, 2020 (the “Effective Date” therein), and which superseded the Consulting Agreement.

The Bhullar Agreement commenced as of its Effective Date and will continue for a period of three years unless terminated in accordance with its terms. The Bhullar Agreement shall renew automatically if not specifically terminated by the Company notifying Ms. Bhullar in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Bhullar Agreement.

Pursuant to the terms of the Bhullar Agreement, Ms. Bhullar will continue to be employed as our Chief Financial Officer and will: (a) devote reasonable efforts and attentions to the business and affairs of the Company; (b) perform the Services (as defined in the Bhullar Agreement) in a competent and efficient manner and in manner consistent with her obligations to the Company and in compliance with all the Company policies; and (c) promote the interests and goodwill of the Company. Ms. Bhullar will not, directly or indirectly, anywhere in North America, either individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, company, whether as agent, shareholder, employee, consultant, or in any manner whatsoever, engage in any business the same or similar to or in competition with that of the Company’s Business (as defined therein). However, Ms. Bhullar may hold or become beneficially interest in up to 1% of any class of securities in any company provided that such class of securities are listed on a recognized stock exchange in Canada or the United States.

The Company will pay Ms. Bhullar a monthly base salary from the Effective Date of CAD$23,333.33 (the “Monthly Salary”). The Monthly Salary is subject to increase based on periodic reviews at the discretion of the Company. The Board of Directors, in its sole discretion, may consider the payment of a reasonable industry standard bonus to Ms. Bhullar based upon the performance of the Company and upon the achievement by Ms. Bhullar of reasonable management objectives. Ms. Bhullar will be eligible to participate in benefits, perquisites and allowances, as such plans and policies may be amended from time to time, and including, but not limited to: (a) group insurance coverage for dental, health and life insurance; (b) an automobile expense allowance of CAD$300.00 per month; (c) professional dues necessary to maintain Ms. Bhullar’s professional designation; and (d) no less than five weeks paid vacation per calendar year (the “Vacation”), such Vacation to extend for such periods and to be taken at such intervals as shall be appropriate and consistent with the proper performance of Ms. Bhullar’s duties.

The Company may grant Ms. Bhullar stock options under its Stock Option Plan (as defined therein) from time to time in its absolute discretion. Any stock options granted will be in accordance with provisions, and including, but not limited to, the following: (a) the exercise of stock options shall be subject to, at all times, to such vesting and resale provisions as may then be contained in the Company’s Stock Option Plan as may be finally determined by the Board of Directors acting reasonably; (b) Ms. Bhullar in no event make any disposition of all or any portion of stock options unless the requirements as provided in the Bhullar Agreement have been satisfied; and (c) the Company shall have an independent committee of the Board of Directors approve each grant of stock options and, if required, by the applicable regulatory authorities and the shareholders of the Company.

The Company has the right to and may terminate the Bhullar Agreement at any time for Just Cause (as defined therein). Following any such termination, the Company shall pay to Ms. Bhullar an amount equal to the Monthly Salary and Vacation pay earned and payable to Ms. Bhullar up to the date of termination, and Ms. Bhullar shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Company also has the right to terminate the Bhullar Agreement without Just Cause and for any reason or no reason whatsoever by providing written notice to Ms. Bhullar specifying the effective date of termination. Ms. Bhullar may terminate the Bhullar Agreement at any time in connection with a Change of Control (as defined therein) of the Company by providing not less than 90 calendar days’ notice in writing of said date of termination to the Company after the Change of Control has been effected. In the event that the Bhullar Agreement is terminated by the Company without Just Cause, or by Ms. Bhullar as a result of a Change of Control, the Company will have the obligation to: (a) pay Ms. Bhullar an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination, together with any Vacation pay required to comply with applicable employment standards legislation; (b) pay Ms. Bhullar her annual performance Bonus entitlements (as defined therein) calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; (c) severance equal to 24 months’ Monthly Salary for each completed year of employment with the Company; (d) subject to provisions of any Company plans and arrangements under which Benefits (as defined therein) are being provided to Ms. Bhullar, continue each of Ms. Bhullar’s Benefits in full force and effect for a period of 12 months from the date of termination; (e) the Company shall pay Ms. Bhullar an amount equal to the greater of (i) the average STIP (as defined therein) paid to Ms. Bhullar for the previous two years and (ii) 80% of Ms. Bhullar’s target annual STIP for the current fiscal year of the Company if Ms. Bhullar has been employed by the Company for less than two years at the date of termination; and (f) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Bhullar to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period (as defined therein).

The Company may terminate the Bhullar Agreement by notifying Ms. Bhullar in writing at least 90 calendar days prior to the end of the term of its intent to not renew the Bhullar Agreement. In the event of such termination, the Company will be obligated to provide Ms. Bhullar with (a) through (f) noted immediately above, however, the Company will only pay Ms. Bhullar severance equal to four months of Monthly Salary for each completed full year of employment with the Company.

Ms. Bhullar may terminate the Bhullar Agreement at any time by providing written notice of resignation to the Board of Directors specifying the date of termination (such date being not less than three months after the date of notice). In the event the Bhullar Agreement is terminated by Ms. Bhullar’s resignation, the Company shall pay to Ms. Bhullar an amount equal to the Monthly Salary and Vacation pay earned and payable to Ms. Bhullar up to the date of termination, and Ms. Bhullar shall have no entitlement to any further notice of termination, payment in lieu of notice of termination, severance, continuation of benefits or any damages whatsoever.

The Bhullar Agreement will automatically terminate upon the death of Ms. Bhullar and, upon such termination, the Company’s obligations under the Bhullar Agreement will immediately terminate other than the Company’s obligations to: (a) pay Ms. Bhullar’s estate an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination; (b) pay Ms. Bhullar’s estate her annual performance Bonus entitlements calculated pro rata for the period up to the date of termination based on the achievement of the objectives to such date; and (c) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Bhullar’s estate to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

The Company may terminate the Bhullar Agreement at any time because of Total Disability (as defined therein) by providing 30 calendar days’ written notice. In the event of such termination, the Company’s obligations under the Bhullar Agreement will immediately terminate other than the Company’s obligations to (a) pay Ms. Bhullar an amount equal to the Monthly Salary and Vacation payable to Ms. Bhullar up to the date of termination; (b) pay Ms. Bhullar her annual performance Bonus entitlements calculated pro rata for the period up to the Date of Termination based on the achievement of the objectives to such date; (c) subject to provisions of any Company plans and arrangements under which Benefits are being provided to Ms. Bhullar, continue each of Ms. Bhullar’s Benefits in full force and effect for a period of 12 months from the date of termination; and (d) subject to the Company’s Stock Option Plan and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow for Ms. Bhullar to exercise any unexercised and fully vested stock options at any time during the Termination Option Exercise Period from the date of termination.

Jerry Kroll

On January 15, 2019, our Board of Directors approved the entering into of an executive employment agreement with Jerry Kroll (the “Kroll Agreement”), which is dated for reference effective on January 1, 2019, and which superseded the Company’s prior agreement with Mr. Kroll, dated July 1, 2016, which had been amended in August of 2018. On August 16, 2019 the Company entered into a continuing relationship agreement with Jerry Kroll (the “Continuing Relationship Agreement”), which superseded the Kroll Agreement.

Pursuant to the terms of the Continuing Relationship Agreement, the Company has no further obligations under the Kroll Agreement other than to: (a) pay Mr. Kroll’s Executive Base Salary (as defined in the Kroll Agreement) accrued to August 16, 2019; (b) pay Mr. Kroll any accrued and unused vacation; (c) reimburse Mr. Kroll for expenses incurred up to August 16, 2019 that are reimbursable pursuant to the Kroll Agreement; and (d) pay Mr. Kroll an amount equal to the Base Salary (as defined in the Kroll Agreement) for a one year period payable in 12 installments.

Pursuant to the terms of the Continuing Relationship Agreement, Mr. Kroll will continue to conceptualize new concepts for products and business with the consent, and under the direction of, the Company’s Chief Executive Officer and/or the Company’s Board of Directors. Mr. Kroll will not have the authority to bind the Company nor will Mr. Kroll make any agreements or representations on behalf of the Company without the Company’s prior written consent. Mr. Kroll may be engaged or employed in any other business, trade, profession, or activity, which does not (i) involve electric vehicles or their components, including their manufacturing, distribution, marketing, or sale, or (ii) place him in a conflict of interest with the Company. During the term of the Continuing Relationship Agreement and for a period of 12 months following expiration or termination, Mr. Kroll will not make any solicitation to employ the personnel of the Company (including its subsidiaries) without prior written consent of the Company.

Mr. Kroll will not be eligible to participate in any vacation, group medical or life insurance, disability, profit sharing, or retirement benefits, or any other fringe benefits or benefit plans offered by the Company to its employees. Though Mr. Kroll will not be an employee of the Company, Mr. Kroll will agree to adhere to the Company’s policies governing media and social media activities and the Company’s Code of Ethics.

Pursuant to the Continuing Relationship Agreement, the Company will grant Mr. Kroll 1,250,000 stock options to acquire common shares of the Company which shall (i) be exercisable at a price of USD$2.45 per option and (ii) vest in 12 equal installments. The 18,966 stock options previously granted to Mr. Kroll that had not vested as of August 16, 2019, will be deemed to be fully vested and remain exercisable by Mr. Kroll.

The Continuing Relationship Agreement will terminate upon its one-year anniversary unless terminated earlier. The Continuing Relationship Agreement may be extended with the mutual consent of the Company and Mr. Kroll. The Continuing Relationship Agreement may be terminated by the Company and Mr. Kroll, effective immediately upon 60 days’ written notice, if the other party breaches the Continuing Relationship Agreement. Upon expiration or termination of the Continuing Relationship Agreement, Mr. Kroll will have five calendar days following expiration or termination to: (a) deliver to the Company all hardware, software, tools, equipment, or other materials provided by the Company; (b) deliver to the Company all tangible documents and materials containing, reflecting, incorporating or based on Confidential Information (as defined in the Continuing Relationship Agreement); (c) permanently erase all Confidential Information (as defined therein) from his computer systems; and (d) certify to the Company that he has complied with the requirements noted above.

Isaac Moss

On January 15, 2019, our Board of Directors approved the entering into of a new independent contractor agreement with Isaac Moss (the “Moss Agreement”), which is dated for reference effective on January 1, 2019 (the “Effective Date”), and which superseded our Company’s prior agreement with Mr. Moss, dated December 1, 2017, which had been amended in August of 2018.

The term of the Moss Agreement commenced on its Effective Date and continues for a period of two years unless terminated as therein provided. The Moss Agreement automatically renews for a further term of one year unless either party provides written notice of intent not to renew 30 days prior to expiration of the Moss Agreement.

Under the Moss Agreement the Company has agreed to pay Mr. Moss an annual fee of $200,000 (the “Fee”), and the Fee is payable in equal monthly instalments by no later than the 30th day of each month. Effective May 1, 2019, Mr. Moss annual fee was amended to $250,000.

The Company has the right to and may terminate the Moss Agreement for Cause (as defined in the Moss Agreement) immediately upon written notice to Mr. Moss. Following any such termination for Cause (as defined therein), the Company will have no further obligations to Mr. Moss under the Moss Agreement other than to: (a) pay Mr. Moss all unpaid Fees and applicable taxes thereon due to Mr. Moss at time of termination; and (b) reimburse Mr. Moss for any expenses incurred through the termination date.

The Company will have the right to and may terminate the Moss Agreement at any time, for any reason or for no reason without Cause, immediately upon notice to Mr. Moss. Following any such termination of the Moss Agreement without Cause, the Company will have no further obligation to Mr. Moss under the Moss Agreement other than the Company’s obligations to: (a) pay Mr. Moss all remaining unpaid Fees and applicable taxes thereon due to the termination date of the Moss Agreement; and (b) to reimburse Mr. Moss for any expenses incurred through the termination date. In addition, any stock options granted to Mr. Moss will accelerate and vest at the date of termination.

If at any time during the term of the Moss Agreement there is a Change of Control (as defined therein) and, within 12 months of such Change of Control: (i) there is a material reduction in Mr. Moss’s title or a material reduction in his duties or responsibilities such that Mr. Moss gives notice of his intention to terminate the Moss Agreement as a result thereof; (ii) there is a material adverse change in Mr. Moss’s Fees such that Mr. Moss gives notice of his intention to terminate the Moss Agreement as a result thereof; or (iii) Mr. Moss’s engagement is terminated by the Company unless such termination is as a result of Mr. Moss’s material breach of the Moss Agreement; then Mr. Moss will be entitled to receive from the Company: (a) a cash amount equal to two years of the Fees as in effect at the termination of the Moss Agreement; and (b) all stock options previously granted by the Company to Mr. Moss which have not vested shall be deemed to vest and all stock options held by Mr. Moss shall remain exercisable until the earlier of their expiration date or 90 days from the termination date.

Director Compensation

Compensation paid to the Directors of the Company, who are not reported above as NEOs, during the financial year ended December 31, 2019, is set out in the following table:

Name	Year	Salary ($)	Share based awards ($)	Option based awards ($)(1)	Annual Incentive Plan ($)	Long-term Incentive Plan ($)	Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
Shaun Greffard(2)	2019	60,000	Nil	Nil	Nil	Nil	Nil	Nil	60,000
Luisa Ingargiola	2019	105,727	Nil	511,049	Nil	Nil	Nil	Nil	616,776
Steven Sanders	2019	156,948	Nil	511,049	Nil	Nil	Nil	Nil	667,997
Robert Tarzwell(3)	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jack Austin	2019	67,500	Nil	261,777	Nil	Nil	Nil	Nil	329,277
Joanne Yan	2019	15,000	Nil	522,846	Nil	Nil	Nil	Nil	537,846
Peter Savagian	2019	Nil	Nil	395,524	Nil	Nil	Nil	Nil	395,524

Notes:

(1)Option-based awards represent the fair value of stock options granted in the year under the Stock Option Plan. The fair value of stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 11 to our financial statements for the fiscal year ended December 31, 2019.

(2)Mr. Greffard resigned as a director on December 6, 2019.

(3)Dr. Tarzwell resigned as a director on March 6, 2019.

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out all option-based awards outstanding as at financial December 31, 2019 financial year-end, for each director who was not a NEO of the Company:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the-money options(1) (CAD$)
Shaun Greffard(2)	25,000 12,500 125,000 5,000	0.30 CAD 0.80 CAD 2.00 CAD 9.60 USD	08/13/2022 12/09/2022 02/17/2024 01/05/2025	62,321 24,911 99,106 Nil
Luisa Ingargiola	120,000 225,000	3.40 USD 1.91 USD	03/19/2026 12/06/2026	Nil 70,146
Steven Sanders	120,000 225,000	3.40 USD 1.91 USD	03/19/2026 12/06/2026	Nil 70,146
Robert Tarzwell(3)	12,500 2,500 5,000	0.30 CAD 2.00 CAD 9.60 USD	08/13/2022 02/17/2024 01/05/2025	31,161 1,982 Nil
Jack Austin	120,000 225,000	1.53 USD 1.91 USD	11/19/2023 12/06/2026	96,646 70,146
Joanne Yan	2,500 2,500 120,000 225,000	2.00 CAD 9.60 USD 3.40 USD 1.91 USD	02/17/2024 01/05/2025 03/19/2026 12/06/2026	1,982 Nil Nil 70,146
Peter Savagian	120,000 225,000	1.80 USD 1.91 USD	10/17/2026 12/06/2026	54,558 70,146

Notes:

(1)The value is the difference between the NASDAQ closing price of US$2.15 per common share at December 31, 2019 and the exercise price of options.

(2)Mr. Greffard resigned as a director on December 6, 2019.

(3)Dr. Tarzwell resigned as a director on March 6, 2019.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2019, for each director, excluding a director who is already set out in disclosure above as a NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Shaun Greffard	176,468	Nil
Luisa Ingargiola	3,193	Nil
Steven Sanders	3,193	Nil
Robert Tarzwell	10,376	Nil
Jack Austin	210,621	Nil
Joanne Yan	902	Nil
Peter Savagian	6,064	Nil

Note:

(1)The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of our shares on the Nasdaq on vesting date, and the exercise price of the options, multiplied by the number of options that have vested.